Exhibit 21.1

Subsidiaries of Pope & Talbot, Inc. (the Registrant)

Name of Corporation	State or Other Jurisdiction of Incorporation
1) Pope & Talbot Ltd.	Canada Business Corporations Act
2) Mackenzie Pulp Land Ltd.	British Columbia
3) P&T LFP Investment Ltd. Partnership	British Columbia
4) Pope & Talbot Spearfish Ltd. Partnership	South Dakota
5) Penn Timber, Inc.	Oregon
6) Pope & Talbot Relocation Services, Inc.	Oregon
7) P&T Power Company	Oregon
8) Pope & Talbot Pulp Sales U.S., Inc.	Delaware
9) Pope & Talbot Pulp Sales Europe SPRL	Belgium
10) Pope & Talbot Lumber Sales, Inc.	Delaware
11) Halsey Cl02 Limited Partnership	Oregon
12) P&T Funding Ltd.	British Columbia
13) P&T Finance One Limited Partnership	British Columbia
14) P&T Finance Two Limited Partnership	British Columbia
15) P&T Factoring Partnership	British Columbia

All subsidiaries of the registrant do business under the name of the corporation.